Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED JUNE 30, 2007

Results of operations – management discussion

Quarter ended June 30, 2007 versus quarter ended June 30, 2006

(Percentage changes are based on the full numbers in the accompanying financial statements)

Voyage Revenue

Voyage revenue increased by 25.5% from $105.0 million in the second quarter of 2006 to $131.8 million during the quarter ended June 30, 2007. The increase was mainly due to the increase in the average number of vessels from 33.9 vessels in the second quarter 2006 to an average of 42.3 vessels in the second quarter of 2007, and the total carrying capacity at the end of the quarters from 4.1 million tons to 4.9 million tons, a 19.4% increase.

The average time charter equivalent rate (TCE) per vessel for the quarter increased from $28,557 per day in the previous year’s quarter to $30,021 for this quarter. The market in general was similar to the healthy market of the second quarter of 2006 and all tanker categories achieved good rates as follows: (Second quarter 2006 average TCE rates in parentheses) - VLCCs (one on bare-boat charter and two on time charter with profit share) earned an average $46,152 ($43,089), suezmaxes $35,508 ($33,628), aframaxes $28,912 ($29,605), panamaxes $28,731 ($24,797), handymax product carriers $22,746 ($23,239) and the handysize product carriers $23,455 ($16,525). The LNG carrier earned an average of $36,619, after working for part of the period completing a single voyage and later entering into a time-charter from the second week of June. (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add a notional operating expense per day in order to render the bare-boat charter comparable to a time-charter).

The VLCCs La Prudencia and La Madrina are on time-charter until April 2011 with a minimum guaranteed daily rate of $28,500 and profit sharing above $40,000, based on a six-month average determined on June 1 and December 1. Until determination, only the minimum $28,500 is accounted for and the balance due, if any, taken into account on the determination date. Consequently, on June 1, it was determined that the effective daily average rate for the two vessels for the preceding six months was $39,618 and $39,647 respectively. All the difference between the minimum rate and these determined rates for the prior six months was accounted for in the second quarter, thereby increasing the average daily rate for the second quarter to over $50,000 for each of the two vessels. For the month of June, however, only the minimum was accounted for until determination on December 1, 2007. The Millennium continued to operate under a long-term bare-boat charter until 2013.

The last of the suezmaxes to be ordered by the Company, the 162,400 dwt 1A ice-class tanker, Antarctic, was delivered in April and immediately entered the spot market to join its sister-vessels Archangel, Alaska and Arctic, and the non-ice-class suezmax Eurochampion 2004, where all the vessels encountered a relatively healthy market, similar to the same period of 2006. Euronike is under time-charter earning $37,000 per day and Triathlon on time-charter with profit share (monthly basis) earning $28,737 average per day during the quarter.

The newly-designed aframax Sakura Princess was delivered in early June just two months after the delivery of its sister-ship Izumo Princess. The Sakura Princess immediately entered a time charter with profit-share while the Izumo Princess remained on the spot market. The three ice-class aframax product carriers delivered in 2006, were all on time-charter with profit-share with minimum rates which protected them from the declining June Continental market. Of these, the Propontis re-entered service after a prolonged repair period on 21 May. The aframax Vergina II also re-entered service on 17 April after special-survey and conversion to a double-hull configuration and after a single spot voyage was chartered for a fixed rate of $31,750 for two years. Of the remaining aframaxes, three were on contract of affreightment enjoying a relatively strong Caribbean market, two were on spot, and the Opal Queen on time-charter.

The panamaxes Maya and Andes were employed under a time-charter with profit share determined for the previous six-months in June and May respectively. Their earnings during the second quarter were therefore boosted by the difference between the minimum rate of $15,750 accounted for in the prior six-months and the determined rates. The Inca was chartered on similar terms with the same charterer and with the next determination date in September. Therefore, only the minimum rate was accounted for. The panamaxes Hesnes and Victory III were both under time-charter to the same charterer until January 2008 at $23,500 per day.

The six handymax product carriers, all acquired in mid-2006 and also on time-charter with 50% immediately determinable profit share, earned above their minimum rate but with only modest rewards from the profit sharing. All seven handysize product carriers were under time-charter during the period, five of them with profit-share arrangements including the two new deliveries Aegeas and Byzantion. The Arion and Antares were on time-charters with profit sharing arrangements with the same charterer as La Prudencia and La Madrina with the same terms and determination dates and therefore their second quarter income was inflated by the profit shares earned for the preceding six months.

In all, during the period July 1, 2006 to June 30, 2007, the Company acquired 11 vessels and disposed of four (panamax vessels Aztec and Bregen, product carriers Libra and Crux). Total productivity achieved by the fleet in the second quarter 2007 was 97.6% compared to 96.8% for the second quarter of 2006. During the second quarter of 2007, the aframax Vergina II was in dry-dock until mid-April. The Propontis was also in dry-dock undergoing repairs until mid-May. In the same quarter of the previous year, two vessels were in dry-dock.

Commissions

Commissions were $4.7 million, or 3.6% of revenue from vessels, during the quarter ended June 30, 2007, compared to $4.0 million, or 3.9% of revenue from vessels, for the quarter ended June 30, 2006.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. Voyage expenses were $19.9 million during the quarter ended June 30, 2007, compared to $20.7 million during the prior year second quarter, a 3.9% decrease. This is mainly due to the decrease of total operating days on spot charter and contract of affreightment from 1,063 days in the second quarter of 2006 to 979 days in the second quarter of 2007, a 7.9% decrease. However, the impact of this decrease, despite resulting in an overall reduction in bunker consumption, was partly offset by a 12% increase in the price of fuel compared to the previous year’s second quarter.

Charter hire expense

During the second quarter of 2007, the Company chartered-in the suezmaxes, Cape Baker and Cape Balboa, at a total hire cost of $4.1 million. During the second quarter of 2006, the same vessels plus the aframax Olympia were chartered-in for $6.1 million. (The Olympia was repurchased by the Company during the first quarter, 2007.)

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter, and the vessels which are chartered-in. Total operating costs increased from $18.2 million during the quarter ended June 30, 2006 to $26.1 million during quarter ended June 30, 2007, a 43.4% increase due to the increase in number of vessels and general cost increases. Vessel operating expenses per ship per day for the fleet increased by 9.1% from $6,659 for the quarter ended June 30, 2006, to $7,266 for the second quarter of 2007. This was mainly due to the weakened dollar which impacted the cost of vessel officers, and higher oil prices and industry production problems which affected lubricant costs.

Depreciation

Depreciation was $21.5 million during the quarter ended June 30, 2007 and $14.8 million during the quarter ended June 30, 2006. The 38.8% increase represents the increase in the size of the fleet with modern newbuilding vessels with a higher cost basis.

Amortization of deferred charges

We amortize the cost of dry-docking and special surveys over the period to the next scheduled dry-docking (generally every 2.5 years). This amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended June 30, 2007, amortization of deferred dry-docking charges was $1.1 million as compared to $1.3 million during the quarter ended June 30, 2006, a decrease of 17.6%. The decrease is partly due to the sale of vessels in 2006 and 2007 which carried substantial deferred dry-docking charges. Also, given an average fleet age of 5.3 years, the number of extensive and costly dry-dockings has been fewer in the recent past.

Management fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. Total management fees amounted to $2.5 million in the second quarter 2007 compared to $1.8 million in Quarter 2, 2006 due to the increase in the size of the fleet and due to an increase in fees from $18,000 per month for owned and $12,500 per month for chartered-in vessels to $20,000 and $15,000 respectively.

General and administrative expenses

G&A expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses increased from just under $1.0 million in the second quarter of 2006 to almost $1.1 million in the second quarter of 2007, an increase of 9.3% due mainly to increased audit and legal services and road show costs. The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd. and the staff compensation expenses described below represents the overheads of the Company. On a per vessel basis, daily overhead costs increased from $893 for the second quarter of 2006 to $1,266 for the second quarter of 2007. However, excluding the non-cash expense of share grants described as staff compensation expense, comparable daily overhead costs were $923 for Quarter 2, 2007.

Staff compensation expense

On January 26, 2007, staff of the commercial and technical managers and of the vessels were informed that there would be an issuance of 290,000 restricted share units (RSUs), 50% of which would vest on December 31, 2008 and the remaining 50% on December 31, 2010. The fair value of these units is based on the closing share price on January 26, 2007, and the total value is amortized on a straight-line basis accordingly. On June 1, 2006, 10,000 RSUs had been issued to be shared between the non-executive directors and vesting 100% on June 1, 2007. A further 2,325 RSUs were issued on June 1, 2007 to be shared between the non-executive directors and vesting 100% on June 1, 2008. 500 RSUs were issued on June 1, 2007 to one non-executive director, vesting immediately. The compensation expense represents the combined amortization.

Gain on the sale of vessel

There were no vessel sales during the second quarters of 2007 and 2006. However, the agreement to sell the aframaxes Maria Tsakos and Athens 2004 was announced during June, to be effected in July and October respectively. These vessels are accounted for as held for sale in the balance sheet as at June 30, 2007.

Amortization of the deferred gain on sale of vessels

The Company sold two suezmaxes in a sale and leaseback transaction in Quarter 4, 2003. The total gain of $15.8 million has been deferred and is being amortized over the five-year minimum charter period. The amortization of this gain amounted to $0.8 million for the second quarters of 2007 and 2006. There are options to repurchase these two vessels in the fourth quarter of 2008.

Operating income

As a result of the reasons stated above, income from vessel operations was $51.2 million during the quarter ended June 30, 2007 versus $37.8 million during the quarter ended June 30, 2006, representing a 35.3% increase.

Interest and finance costs

Interest and finance costs increased from $5.7 million for the quarter ended June 30, 2006 to $14.8 million for the quarter ended June 30, 2007, a 159.7% increase. Actual loan interest (after net interest receipts relating to swaps amounting to $1.0 million) increased from $12.9 million to $20.1 million, a 55.7% increase, mainly due to an increase of the average bank loans from $946 million in Quarter 2, 2006 to $1,399 million in Quarter 2, 2007. The average all-in interest rate borne on the Company’s loans rose only from 5.5% to 5.6% for the second quarter of 2007, the increases in loan interest rates being mitigated by the positive impact of the swaps. There was also a positive movement of $3.2 million in the fair value of those interest rate swaps de-designated as hedging swaps. During the second quarter of 2006 there was a positive movement of $5.0 million in the fair value of such non-hedging interest rate swaps.

Capitalized interest in the second quarter of 2007 was $2.4 million compared to $3.5 million in the second quarter of 2006. The decrease is due to the number of vessels delivered in recent months, no further interest being capitalized once the vessels have been delivered.

Interest income

Interest income, which includes investment income, has increased from $0.1 million during the second quarter of 2006 to $2.3 million during the quarter ended June 30, 2007. In the previous year, unrealized losses on investments totally offset cash deposit interest income. During the second quarter 2007, $1.8 million interest was earned on deposits and a final gain of $0.5 million was earned on the sale of shares of an Oslo listed company (bringing the total gains on this investment earned since purchase to $5.2 million). There were no non-cash investments held by the Company as at June 30, 2007.

Net Income

As a result of the foregoing, net income for the quarter ended June 30, 2007 was $37.5 million, compared to $33.0 million for the second quarter, 2006, a 13.6% increase. Diluted earnings per share were $1.96 compared to $1.73.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales (none in the second quarter) and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2009, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Net current assets amounted to approximately $100.6 million at June 30, 2007 compared to $59.5 million as at June 30, 2006. Total cash balances (including restricted cash) as at June 30, 2007 amounted to $150.7 million.

Net cash provided by operating activities was $45.3 million in the quarter ended June 30, 2007 compared to $56.4 million in the previous year, a 19.8% decrease. Although net income before depreciation and amortization was almost $12 million more in the second quarter of 2007 than in the second quarter of 2006, there was a reduction of cash generated from the net movements in working capital components between the two quarters.

Expenditure on dry-dockings for survey purposes is deducted from cash generated by operating activities. Total expenditure during the quarter on dry-dockings amounted to $2.4 million compared to $1.2 million in the prior year’s second quarter. The Vergina II was dry-docked both for survey purposes and for conversion to double-hull and La Prudencia started a special survey dry-docking.

Net cash used in investing activities was $177.5 million for the quarter ended June 30, 2007, compared to $519.9 million for the quarter ended June 30, 2006. $10.2 million was received on the sale of an investment. An amount of $140.4 million was paid in relation to the 1A ice-class suezmax Antarctic, the 1A ice-class handysize product carriers Aegeas and Byzantion, and the aframax Sakura Princess, all delivered in Quarter 2. A further $4.6 million expenditure was incurred as part payment of the conversion work on the aframax Vergina II to a double-hull vessel. Also $42.7 million was paid as advances for the vessels under construction. For the quarter ended June 30, 2006, nearly $467 million relates to the acquisition of one handysize and six handymax product carriers, and the delivery from construction yards of one handysize and one aframax product carrier.

Net cash from financing activities was $82.0 million in quarter ended June 30, 2007, compared to $468.3 million in Quarter 2, 2006. Proceeds from new bank loans in the quarter amounted to $121.3 million relating to the new deliveries, compared to $636.9 million in the prior year’s quarter relating to the nine newly acquired and delivered vessels mentioned above. Loan repayments amounted to only $6.5 million, compared to $143.3 million in Quarter 2, 2006.

There were no share repurchases during Quarter 2, 2007. During the quarter ended June 30, 2006, the Company purchased 22,700 shares in the open market in a buy-back program, at a cost of approximately $0.8 million. The shares were cancelled in accordance with Bermudan regulations.

A final $1.50 dividend for the fiscal year 2006 was paid on April 26, 2007. The total amount paid was $28.6 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. During the second quarter of 2006, a $1.10 final dividend for the fiscal year 2005 was paid amounting to $21.0 million.

Total net debt outstanding increased from $1,330.7 million at the beginning of the second quarter to $1,445.4 million by the end of the quarter. The average debt to capital ratio was approximately 64.1% by June 30, 2007 (compared to 62.3% at the end of the second quarter 2006) or 61.7% on a net of cash basis.